Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2008	2009(2)	2010(2)	2011	2012	2013	2012
Net income (loss)	$10,360	$(55,823)	$(40,198)	$8,612	$10,046	$33,682	$2,752
Income tax expense (benefit)	14,487	(36,146)	(23,213)	6,919	9,587	19,894	2,526
Fixed charges	230,078	263,011	253,569	239,477	227,155	168,177	169,211

Earnings	254,925	171,042	190,158	255,008	246,788	221,753	174,489

Interest expense, net	156,716	191,455	185,517	170,524	156,762	112,143	116,811
Rent under leases representative of an interest factor (1/3)	73,362	71,556	68,052	68,953	70,393	56,034	52,400
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	230,078	263,011	253,569	239,477	227,155	168,177	169,211

Ratio of earnings to fixed charges	1.1x	0.7x	0.7x	1.1x	1.1x	1.3x	1.0x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.4 million $92.0 million, respectively.